

Luke M. · 3rd

Not interested in your job offer please don't contact me.

Mountain View, California, United States · Contact info

396 connections

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Rivian

California Polytechnic State University-San Luis Obispo

Activity

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Experience

Sr. Staff Software Engineer
Rivian
Dec 2020 - Present · 1 yr 7 mos



To the Max | Electric Adventure Vehicles | Rivian
Last weekend, we grabbed our cameras and chased a few engineers around the desert as they put the R1T through its paces. Rock crawling. Off-roading. On-track. Enjoy....

Owner & Manager
Collabranicity LLC
Jul 2013 - Present · 9 yrs

Chief Technical Officer
TipBrightly
Sep 2017 - Present · 4 yrs 10 mos

Mobile and web micro-payments platform for gratuities.

Atlassian
2 yrs 10 mos
Mountain View

- **Engineering Manager**
  Mar 2019 - Dec 2020 · 1 yr 10 mos
- **Senior Software Engineer**
  Mar 2018 - Mar 2019 · 1 yr 1 mo

Financial Engines
3 yrs 4 mos

- **Architect / Senior Staff Software Engineer**
  Mar 2018 · 1 mo
  Sunnyvale, CA
- **Staff Software Engineer**
  Oct 2015 - Mar 2018 · 2 yrs 6 mos
- **Senior Software Engineer**
  Dec 2014 - Oct 2015 · 11 mos

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Education

California Polytechnic State University-San Luis Obispo
BS, Computer Science
2001 - 2005
Activities and societies: Upsilon Pi Epsilon, ACM

San Jose State University
MBA/MSE, Business/Software Engineering
2007 - 2010

MBA Thesis: Created a business plan for a healthy organic fast food restaurant.
MSE Thesis: Created a social networking website that automatically connected neighbors ba: ...see more

Licenses & certifications

Bill George on Self Awareness, Authenticity, and Leadership
LinkedIn
Issued May 2019 · No Expiration Date

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Skills

Angular

1 endorsement

TypeScript

1 endorsement

AngularJS

2 endorsements

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Recommendations

Received Given



Steven Roehl
Excelsior Dynamics LLC
March 13, 2009, Steven worked with Luke on the same team

Luke really does engineer awesomeness!

Publications

Rapid Pruning of Search Space through Hierarchical Matching
May 1, 2013

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Contributor to Rapid Pruning of Search Space through Hierarchical Matching presented by Chandra Mouleeswaran at Lucene Solr Revolution 2013 in San Diego, California.

Other authors

Languages

English
Native or bilingual proficiency

German
Professional working proficiency

Spanish
Elementary proficiency

Interests

Influencers Companies Groups Schools



Ray Dalio · 3rd
Founder, Co-Chief Investment Officer, and Member of the Bridgewater Board
2,426,829 followers